UraniumCore Company
Suite 500 – 666 Burrard Street
Vancouver, BC Canada   V6C 3P6

November 6, 2007

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Fax: 1-202-772-9210

Re: UraniumCore Company – former auditor

Dear Mr. Krikorian,

This letter is to inform you that we are having difficulty locating the former auditor. It appears that Mr. Moore has moved his office and possibly changed the name of his company.

We continue to attempt to reach him through various means including contacting the former attorney and contacting the PCAOB.

We request additional time to file the amended 8-K. We will keep your office informed as to the status.

Sincerely,

Dennis Petke, CA
Corporate Administration
UraniumCore Company

Cc: Robert Lunde, President